UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2008                File No.    0-50824

Esperanza Silver Corporation

(Name of Registrant)

Suite 300 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated March 8, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: March 12, 2008	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Discovers Potential New Gold Zone at Cerro Jumil

Vancouver, B.C., March 3, 2008: Esperanza Silver Corporation (TSX.V:EPZ) is pleased to provide this update on its 100%-owned Cerro Jumil gold project in Mexico where drilling continues to expand the potential resource.  Highlights include:

•

Extended the Southeast Zone 100 meters down dip to the east and have confirmed continuity within the zone.

•

Discovered the potential new Cerro Calabaza West gold zone approximately 300 meters to the northwest of the central Southeast Zone.

•

Drill Hole RCHE-07-76 yielded 79.5 meters containing 1.04 g/t gold.

•

Drill Hole RCHE-07-80 yielded two mineralized zones. One of 36 meters containing 2.53 g/t and another of 54 meters containing 0.73 g/t gold.

•

Drill Hole RCHE-07-64A yielded 51 meters containing 1.44 g/t gold.

•

Drill Hole RCHE-07-67 yielded 163.5 meters containing 0.87 g/t gold.

Ongoing Drilling Confirms Continuity and Expands Southeast Zone

The assay results from 20 new drill holes have confirmed gold continuity within the central portion of the Southeast Zone. The new drilling also demonstrates that gold mineralization continues down dip to the east.

Drill holes RCHE-07-66 and 67 intercepted broad zones of gold mineralization (78.0 meters averaging 0.84 g/t gold and 163.5 meters averaging 0.87 g/t gold respectively). This extends the gold mineralization within the central portion of the Southeast Zone an additional 100 meters to the east.

Results from the drill holes are summarized below.

Cerro Jumil Drill Results
Mar-08
Hole	From	To	Interval	Gold Grade
	(m)	(m) (m)		(g/t)
DHE-07-54 †	96.5	106.5	7.0	2.41
and	159.0	187.5	28.5	1.87
RCHE-07-63	37.5	124.5	87.0	0.80
includes	58.5	78.0	19.5	1.36
RCHE-07-64A	69.0	120.0	51.0	1.44
RCHE-07-65†	45.0	85.5	33.0	1.61
and	127.5	141.0	13.5	0.77
RCHE-07-66†	78.0	159.0	78.0	0.84
includes†	78.0	124.5	43.5	1.14
RCHE-07-67†	88.5	268.5	163.5	0.87
includes	180.0	213.0	33.0	1.58
RCHE-07-68†	166.5	184.5	16.5	1.46
RCHE-07-69†	145.5	174.0	25.5	0.79
RCHE-07-70	183.0	204.0	21.0	0.59
RCHE-07-71	118.5	135.0	16.5	0.80
RCHE-07-72	18.0	69.0	51.0	0.69
includes	24.0	39.0	15.0	1.13
RCHE-07-73†	19.5	102.0	67.5	0.09
RCHE-07-74†	106.5	112.5	6.0	0.99
and	247.5	258.0	9.0	0.59
RCHE-07-75	60.0	76.5	16.5	0.84
RCHE-07-76	82.5	163.5	79.5	1.04
includes	87.0	127.5	40.5	1.48
RCHE-07-77	No significant intervals
RCHE-08-79*	31.5	70.5	39.0	1.73
includes	54.0	69.0	15.0	3.74
and	100.5	145.5	45.0	0.72
includes	106.5	124.5	18.0	1.21
RCHE-08-80**	57.0	93.0	36.0	2.53
and	123.0	177.0	54.0	0.73
RCHE-08-82†	37.5	91.5	33.0	0.38
RCHE-08-83	168.0	187.5	19.5	0.42

* Includes a 1.5 meter interval containing 43.5 g/t gold which was cut to 10 g/t

** Includes two 1.5 meter intervals containing 20.6 g/t gold and 10.2 g/t which were cut to 10 g/t

† Drill intercepts with no core or chip recovery were not included in the calculation of the interval length.

Cerro Las Calabazas West – Possible New Gold Zone

Drill hole DHE-07-54 was a step-out hole in an area known as Cerro Las Calabazas West. This area is approximately 200 to 400 meters northwest of the central Southeast Zone. It intercepted two stacked intervals of gold mineralization. The first intercept averaged 2.41 g/t gold over a width of 7.0 meters. The second intercept averaged 1.87 g/t gold over 28.5 meters and contained a 1.5 meter interval with 10.7 g/t.  Three additional diamond core holes have been completed with assay results pending; and a further six holes are planned.

Bill Pincus, Esperanza’s President and CEO said, “The discovery of the potential new zone, Cerro Las Calabazas West, is very encouraging and could have a significant impact in expanding the resource at Cerro Jumil. We’re awaiting assay results from other completed drilling in this area which will give us a clearer idea of the zone’s full potential.”

72% Heap-Leach Recovery Indicated

As previously announced, an SGS Mineral Services report on simulated heap-leach testing of material from the Southeast Zone indicated a gold recovery rate of 72% on material crushed to a nominal 1 inch size and 73% for ¾ inch material. Further studies are proposed in order to optimize these recoveries.

Esperanza will continue studying heap-leach optimization while also examining the economic viability of conventional milling and processing as an option. Previous testing (non heap-leach) yielded recovery rates between 92% and 95% indicating that conventional processing may be an alternative.

About Esperanza

Esperanza is an emerging company focused on advancing the development of its two principal properties: the San Luis gold and silver joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico.  It is also actively investigating 17 other exploration interests in Peru and Mexico.

QUALIFIED PERSON:  William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

SAFE HARBOR:  Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein.

Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility

 for the adequacy or accuracy of this news release.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com